UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               ---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:        December 31, 2005
                                               Estimated average burden
                                               hours per response.............11

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 3)*

                                 DIACRIN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   25243N103

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Jeffrey B. Steinberg
                              HealthCare Ventures LLC
                              44 Nassau Street
                              Princeton, New Jersey 08542
                              (609) 430-3900
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25243N103                     13D                   Page 2 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HealthCare Ventures II, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,196,385
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    3,196,385

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,196,385

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     17.82%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.25243N103                       13D                  Page 3 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HealthCare Partners II, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,196,385
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    3,196,385

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,196,385

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     17.82%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25243N103                       13D                 Page 4 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HealthCare Ventures III, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    994,078

  OWNED BY

               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    994,078

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     994,078

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     5.54%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25243N103                     13D                   Page 5 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HealthCare Partners III, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

    SHARES

_________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          994,078

               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    994,078

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     994,078

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     5.54%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25243N103                       13D                 Page 6 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HealthCare Ventures IV, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          291,922
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                       PERSON

_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    291,922

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     291,922

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     1.63%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25243N103                     13D                   Page 7 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HealthCare Partners IV, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          291,922
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    291,922

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     291,922

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     1.63%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25243N103                     13D                   Page 8 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James H. Cavanaugh, Ph.D.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,482,385
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,482,385

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     4,482,385

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.99%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25243N103                     13D                   Page 9 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harold R. Werner

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,482,385
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,482,385

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     4,482,385

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.99%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25243N103                    13D                   Page 10 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     William Crouse

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,482,385
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,482,385

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     4,482,385

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     24.99%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25243N103                    13D                   Page 11 of 17 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John W. Littlechild

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         36,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,482,385
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         36,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,482,385

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     4,518,385

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     25.19%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25243N103                    13D                   Page 12 of 17 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the common stock, $.01 par value each ("Common Stock") of Diacrin, Inc. (the "Issuer"). The address of the Issuer's principal executive office is Building 96, 13th Street, Charlestown, MA 02120.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a) The name of the reporting persons are HealthCare Ventures II, L.P. ("HCVII"), HealthCare Partners II, L.P. ("HCPII"), HealthCare Ventures III, L.P. ("HCVIII"), HealthCare Partners III, L.P. ("HCPIII"), HealthCare Ventures IV, L.P. ("HCVIV"), HealthCare Partners IV, L.P. ("HCPIV"), Dr. Cavanaugh and Messrs. Werner, Crouse, and Littlechild (HCVII, HCPII, HCVIII, HCPIII, HCVIV, HCPIV, Dr. Cavanaugh and Messrs. Werner, Crouse and Littlechild are hereafter sometimes hereinafter referred to as the "Reporting Persons"). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A(1) HCVII, HCPII, HCVIII and HCPIII, HCVIV and HCPIV are limited partnerships organized and existing under the laws of the State of Delaware. HCPII is the General Partner of HCVII, HCPIII is the General Partner of HCVIII and HCPIV is the General Partner of HCVIV. Dr. Cavanaugh and Messrs.Werner, Crouse and Littlechild are the general partners of HCPII, HCPIII and HCPIV.


     (b) The business address for HCVII, HCPII, HCVIII, HCPIII, HCVIV and HCPIV, Dr. Cavanaugh and, Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542. The business address for Mr. Littlechild is One Kendall Square, Building 300, Cambridge, Massachusetts 02339.

     (c) Each of Dr. Cavanaugh and Messrs. Werner, Crouse and Littlechild are general partners of various venture capital investment funds. The address for Dr. Cavanaugh and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542 and the address for Mr. Littlechild is One Kendall square, Building 300, Cambridge, MA 02339.

     (d) Not Applicable.

------------------
(1) Dr. Cavanaugh and Messrs Werner, Littlechild and Crouse are the general partners of HCPII, HCPIII and HCPIV, the General Partners of HCVII, HCVIII and HCVIV, the record holders of the Issuer's securities.

CUSIP No. 25243N103                    13D                   Page 13 of 17 Pages


     (e) Not Applicable.

     (f) Dr. Cavanaugh and Messrs. Werner, Crouse and Littlechild are each individuals who are citizens of the United States.
________________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) Not Applicable.

     (b) Not Applicable.

     (c) Not Applicable.

     (d) Not Applicable.

     (e) Not Applicable.

     (f) Not Applicable.

     (g) Not Applicable.

     (h) Not Applicable.

     (i) Not Applicable.

     (j) Not Applicable.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) HCVII directly beneficially owns 3,196,385 shares of the Common Stock of the Issuer representing 17.82% of the issued and outstanding shares of Common Stock of the Issuer. HCVIII directly beneficially owns 994,078 shares of the Common Stock of the Issuer representing 5.54% of the issued and outstanding shares of Common Stock of the Issuer. HCVIV directly beneficially owns 291,922 shares of the Common Stock of the Issuer representing 1.63% of the issued and outstanding shares of Common Stock of the Issuer. HCPII may be deemed to indirectly beneficially own 3,196,385 shares of the Common Stock of the Issuer representing 17.82% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVII, the registered owner of the shares of Common Stock. HCPIII may be deemed to indirectly beneficially own 994,078 shares of the Common Stock of the Issuer representing 5.54% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVIII, the registered owner of the shares of Common Stock. HCPIV may be deemed to indirectly beneficially own 291,922 shares of the Common Stock of the Issuer representing 1.63% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVIV, the registered owner of the

CUSIP No. 25243N103                    13D                   Page 14 of 17 Pages


shares of Common Stock. Dr. Cavanaugh and Messrs. Werner, Crouse and Littlechild may be deemed to indirectly beneficially own 4,482,385 shares of the Common Stock of the Issuer representing 24.99% of the issued and outstanding shares of the Common Stock of the Issuer as general partners of each of HCPII, HCPIII and HCPIV, the General Partners of HCVII, HCVIII and HCVIV, respectively. In addition, Mr. Littlechild beneficially owns immediately exercisable options to purchase 36,000 shares of the Common Stock of the Issuer.

     (b) HCVII and HCPII have the sole power to vote all of the 3,196,385 shares of the Common Stock of the Issuer currently owned by them. HCVIII and HCPIII have the sole power to vote all of the 994,078 shares of the Common Stock of the Issuer currently owned by them. HCVIV and HCPIV have the sole power to vote all of the 291,922 shares of the Common Stock of the Issuer currently owned by them. Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to vote or direct the vote of the 4,482,385 shares owned by HCVII, HCVIII and HCVIV. In addition, Mr. Littlechild has the sole power to vote or direct the vote of the 36,000 shares beneficially owned by him.

     (c) Not Applicable.

     (d) Not Applicable.

     (e) Not Applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     The Issuer and GenVec, Inc. ("GenVec") jointly announced that they have entered into an Agreement and Plan of Reorganization dated as of April 14, 2003 (the "Reorganization Agreement"), providing for the merger of the Issuer into GenVec (the "Merger"). In the merger, each share of the Issuer's common stock will be exchanged for 1.5292 shares of GenVec's common stock in a tax-free transaction. Upon satisfaction of the conditions precedent contained in the Reorganization Agreement and consummation of the merger contemplated thereby, the Issuer will cease to have independent existence as a reporting person under the Securities and Exchange Act of 1934 and the Reporting Persons will no longer own any shares of Common Stock in the Issuer. In connection with the foregoing,
(i) HCVII has agreed to vote 2,886,635 of the Shares owned by it, (ii) HCVIII has agreed to vote 897,757 of the Shares owned by it, and (iii) HCVIV has agreed to vote 263,677 of the Shares owned by it in favor of the proposed reorganization and Merger. HCVII, HCVIII and HCVIV have also agreed not to transfer or otherwise dispose of any of the shares of Common Stock of the Issuer owned by them prior to the proposed reorganization and Merger. A copy of each of the voting agreements summarized herein are attached hereto as Exhibits B, C and D, respectively, and are hereby incorporated by reference.

CUSIP No. 25243N103                    13D                   Page 15 of 17 Pages


     A copy of the Reorganization Agreement has been filed by GenVec as Exhibit 2 to its Form 8-K, filed as of April 14, 2003. Reference is hereby made to such Exhibit.

     Except in connection with the proposed reorganization and Merger as described or referred to above, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons, and such persons or any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement.

     Exhibit B - Letter Agreement dated April 14, 2003 by and between HCVII and GenVec.

     Exhibit C - Letter Agreement dated April 14, 2003 by and between HCVIII and GenVec.

     Exhibit D - Letter Agreement dated April 14, 2003 by and between HCVIV and GenVec.

________________________________________________________________________________

CUSIP No. 25243N103                    13D                   Page 16 of 17 Pages
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2003                       HealthCare Ventures II, L.P.,
              Princeton, New Jersey         by its General Partner, HealthCare Partners II, L.P.

                                            By: S/Jeffrey Steinberg, Administrative Partner
                                                -------------------------------------------
                                                Administrative Partner

Dated: April 22, 2003                       HealthCare Partners II, L.P.
              Princeton, New Jersey

                                            By: S/Jeffrey Steinberg, Administrative Partner
                                                -------------------------------------------
                                                Administrative Partner

Dated: April 22, 2003                       HealthCare Ventures III, L.P.,
              Princeton, New Jersey         by its General Partner, HealthCare Partners III, L.P.

                                            By: S/Jeffrey Steinberg, Administrative Partner
                                                -------------------------------------------
                                                Administrative Partner

Dated: April 22, 2003                       HealthCare Partners III, L.P.
              Princeton, New Jersey

                                            By: S/Jeffrey Steinberg, Administrative Partner
                                                -------------------------------------------
                                                Administrative Partner

Dated: April 22, 2003                       HealthCare Ventures IV, L.P.,
              Princeton, New Jersey         by its General Partner, HealthCare Partners IV, L.P.

                                            By: S/Jeffrey Steinberg, Administrative Partner
                                                -------------------------------------------
                                                Administrative Partner

Dated: April 22, 2003                       HealthCare Partners IV, L.P.
              Princeton, New Jersey

                                            By: S/Jeffrey Steinberg, Administrative Partner
                                                -------------------------------------------
                                                Administrative Partner

CUSIP No. 25243N103                    13D                   Page 17 of 17 Pages

Dated: April 22, 2003                       By: S/Jeffrey Steinberg, Attorney-in-Fact
              Princeton, New Jersey             -------------------------------------
                                                James H. Cavanaugh, Ph.D


Dated: April 22, 2003                       By: S/Jeffrey Steinberg, Attorney-in-Fact
              Princeton, New Jersey             -------------------------------------
                                                Harold R. Werner

Dated: April 22, 2003                       By: S/Jeffrey Steinberg, Attorney-in-Fact
              Princeton, New Jersey             -------------------------------------
                                                William Crouse

Dated: April 22, 2003                       By: S/Jeffrey Steinberg, Attorney-in-Fact
              Cambridge, Massachusetts          -------------------------------------
                                                John W. Littlechild

                                   EXHIBIT A

                                   AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Diacrin, Inc., and affirm that this
Schedule 13D is being filed on behalf of each of the undersigned.

Dated: April 22, 2003                       HealthCare Ventures II, L.P.,
              Princeton, New Jersey         by its General Partner, HealthCare Partners II, L.P.

                                            By: S/Jeffrey Steinberg, Administrative Partner
                                                -------------------------------------------
                                                Administrative Partner

Dated: April 22, 2003                       HealthCare Partners II, L.P.
              Princeton, New Jersey

                                            By: S/Jeffrey Steinberg, Administrative Partner
                                                -------------------------------------------
                                                Administrative Partner

Dated: April 22, 2003                       HealthCare Ventures III, L.P.,
              Princeton, New Jersey         by its General Partner, HealthCare Partners III, L.P.

                                            By: S/Jeffrey Steinberg, Administrative Partner
                                                -------------------------------------------
                                                Administrative Partner

Dated: April 22, 2003                       HealthCare Partners III, L.P.
              Princeton, New Jersey

                                            By: S/Jeffrey Steinberg, Administrative Partner
                                                -------------------------------------------
                                                Administrative Partner

Dated: April 22, 2003                       HealthCare Ventures IV, L.P.,
              Princeton, New Jersey         by its General Partner, HealthCare Partners IV, L.P.

                                            By: S/Jeffrey Steinberg, Administrative Partner
                                                -------------------------------------------
                                                Administrative Partner

Dated: April 22, 2003                       HealthCare Partners IV, L.P.
              Princeton, New Jersey

                                            By: S/Jeffrey Steinberg, Administrative Partner
                                                -------------------------------------------
                                                Administrative Partner

Dated: April 22, 2003                       By: S/Jeffrey Steinberg, Attorney-in-Fact
              Princeton, New Jersey             -------------------------------------------
                                                James H. Cavanaugh, Ph.D.

Dated: April 22, 2003                       By: S/Jeffrey Steinberg, Attorney-in-Fact
              Princeton, New Jersey             ---------------------------------------
                                                Harold R. Werner

Dated: April 22, 2003                       By: S/Jeffrey Steinberg, Attorney-in-Fact
              Princeton, New Jersey             ---------------------------------------
                                                William Crouse

Dated: April 22, 2003                       By: S/Jeffrey Steinberg, Attorney-in-Fact
              Cambridge, Massachusetts          ---------------------------------------
                                                John W. Littlechild

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   EXHIBIT B


                                 April 14, 2003

GenVec, Inc.
65 West Watkins Mill Road
Gaithersburg, Maryland 20878

Ladies and Gentlemen:

         The undersigned is the beneficial holder of shares of Diacrin, Inc. ("Diacrin") common stock, par value $0.01 per share ("Diacrin Common Stock").

         GenVec, Inc. ("GenVec") and Diacrin are considering the execution of an Agreement and Plan of Reorganization (the "Reorganization Agreement") providing for the merger of Diacrin with and into GenVec (the "Merger"). The execution of the Reorganization Agreement is subject, in the case of GenVec, to the execution and delivery of this letter agreement (this "Agreement"). In consideration of the substantial expenses that GenVec will incur in connection with the Merger and in order to induce GenVec to execute the Reorganization Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his capacity as a stockholder of Diacrin, as follows:

         1. The undersigned will vote or cause to be voted for approval of the transactions contemplated by the Reorganization Agreement 2,886,635 of the shares of Diacrin Common Stock (the "Subject Shares") the undersigned is entitled to vote with respect thereto, subject, in the case of shares held in a fiduciary capacity, to the fiduciary, contractual or similar obligations of the undersigned.

         2. The undersigned will not effect any transfer or other disposition (except by operation of law) of any of the Subject Shares until Diacrin's stockholders have voted to approve the transactions contemplated by the Reorganization Agreement or until the Reorganization Agreement has been terminated pursuant to its terms, except for any transfer mandated by law or court order. In the case of any transfer by operation of law or otherwise, this Agreement shall be binding upon and inure to the benefit of the transferee to the extent permitted by law. Any transfer or other disposition in violation of the terms of this paragraph 2 shall be null and void.

         3. During the period beginning on the Effective Date and continuing to and including the date that is 120 days after the Effective Date, the undersigned will not, directly or indirectly (i) offer, sell, contract to sell or otherwise dispose of, any shares of GenVec Common Stock or securities convertible into or exercisable or exchangeable for shares of GenVec common stock or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequences of ownership of shares of GenVec Common Stock whether any such swap or other agreement is to be settled by delivery of shares of GenVec Common Stock, other securities, cash or otherwise.

April 14, 2003
Page 2


         4. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, GenVec shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

         5. This Agreement shall terminate upon the earlier to occur of the consummation of the Merger or the termination of the Reorganization Agreement.

         Unless otherwise defined, capitalized terms used in this Agreement shall have the meanings ascribed to such terms in the Reorganization Agreement.

April 14, 2003
Page 3



         IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

                                         Very truly yours,



                                         By: S/ Jeffrey Steinberg
                                            ------------------------------------
                                         Name: Jeffrey Steinberg
                                         Title: Administrative Partner of
                                         HealthCare Partners II, L.P.
                                         The General Partner of HealthCare
                                         Ventures, II, L.P.

Accepted this 15th day
of April, 2003

GENVEC, INC.


By: S/ Paul H. Fischer
   ---------------------------
Name: Paul H. Fischer
Title: Chief Executive Officer

                                   EXHIBIT C


                                 April 14, 2003

GenVec, Inc.
65 West Watkins Mill Road
Gaithersburg, Maryland 20878

Ladies and Gentlemen:

         The undersigned is the beneficial holder of shares of Diacrin, Inc. ("Diacrin") common stock, par value $0.01 per share ("Diacrin Common Stock").

         GenVec, Inc. ("GenVec") and Diacrin are considering the execution of an Agreement and Plan of Reorganization (the "Reorganization Agreement") providing for the merger of Diacrin with and into GenVec (the "Merger"). The execution of the Reorganization Agreement is subject, in the case of GenVec, to the execution and delivery of this letter agreement (this "Agreement"). In consideration of the substantial expenses that GenVec will incur in connection with the Merger and in order to induce GenVec to execute the Reorganization Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his capacity as a stockholder of Diacrin, as follows:

         1. The undersigned will vote or cause to be voted for approval of the transactions contemplated by the Reorganization Agreement 897,757 of the shares of Diacrin Common Stock (the "Subject Shares") the undersigned is entitled to vote with respect thereto, subject, in the case of shares held in a fiduciary capacity, to the fiduciary, contractual or similar obligations of the undersigned.

         2. The undersigned will not effect any transfer or other disposition (except by operation of law) of any of the Subject Shares until Diacrin's stockholders have voted to approve the transactions contemplated by the Reorganization Agreement or until the Reorganization Agreement has been terminated pursuant to its terms, except for any transfer mandated by law or court order. In the case of any transfer by operation of law or otherwise, this Agreement shall be binding upon and inure to the benefit of the transferee to the extent permitted by law. Any transfer or other disposition in violation of the terms of this paragraph 2 shall be null and void.

         3. During the period beginning on the Effective Date and continuing to and including the date that is 120 days after the Effective Date, the undersigned will not, directly or indirectly (i) offer, sell, contract to sell or otherwise dispose of, any shares of GenVec Common Stock or securities convertible into or exercisable or exchangeable for shares of GenVec common stock or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequences of ownership of shares of GenVec Common Stock whether any such swap or other agreement is to be settled by delivery of shares of GenVec Common Stock, other securities, cash or otherwise.

April 14, 2003
Page 2

         4. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, GenVec shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

         5. This Agreement shall terminate upon the earlier to occur of the consummation of the Merger or the termination of the Reorganization Agreement.

         Unless otherwise defined, capitalized terms used in this Agreement shall have the meanings ascribed to such terms in the Reorganization Agreement.

April 14, 2003
Page 3



         IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

                                      Very truly yours,



                                      By: S/ Jeffrey Steinberg
                                         ---------------------------------------
                                      Name: Jeffrey Steinberg
                                      Title: Administrative Partner of
                                      HealthCare Partners III, L.P.
                                      The General Partner of HealthCare
                                      Ventures, III, L.P.

Accepted this 15th day
of April, 2003

GENVEC, INC.


By: /S Paul H. Fischer
   -----------------------
Name: Paul H. Fischer
Title: Chief Executive Officer

                                   EXHIBIT D


                                 April 14, 2003

GenVec, Inc.
65 West Watkins Mill Road
Gaithersburg, Maryland 20878

Ladies and Gentlemen:

         The undersigned is the beneficial holder of shares of Diacrin, Inc. ("Diacrin") common stock, par value $0.01 per share ("Diacrin Common Stock").

         GenVec, Inc. ("GenVec") and Diacrin are considering the execution of an Agreement and Plan of Reorganization (the "Reorganization Agreement") providing for the merger of Diacrin with and into GenVec (the "Merger"). The execution of the Reorganization Agreement is subject, in the case of GenVec, to the execution and delivery of this letter agreement (this "Agreement"). In consideration of the substantial expenses that GenVec will incur in connection with the Merger and in order to induce GenVec to execute the Reorganization Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his capacity as a stockholder of Diacrin, as follows:

         1. The undersigned will vote or cause to be voted for approval of the transactions contemplated by the Reorganization Agreement 263,677 of the shares of Diacrin Common Stock (the "Subject Shares") the undersigned is entitled to vote with respect thereto, subject, in the case of shares held in a fiduciary capacity, to the fiduciary, contractual or similar obligations of the undersigned.

         2. The undersigned will not effect any transfer or other disposition (except by operation of law) of any of the Subject Shares until Diacrin's stockholders have voted to approve the transactions contemplated by the Reorganization Agreement or until the Reorganization Agreement has been terminated pursuant to its terms, except for any transfer mandated by law or court order. In the case of any transfer by operation of law or otherwise, this Agreement shall be binding upon and inure to the benefit of the transferee to the extent permitted by law. Any transfer or other disposition in violation of the terms of this paragraph 2 shall be null and void.

         3. During the period beginning on the Effective Date and continuing to and including the date that is 120 days after the Effective Date, the undersigned will not, directly or indirectly (i) offer, sell, contract to sell or otherwise dispose of, any shares of GenVec Common Stock or securities convertible into or exercisable or exchangeable for shares of GenVec common stock or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequences of ownership of shares of GenVec Common Stock whether any such swap or other agreement is to be settled by delivery of shares of GenVec Common Stock, other securities, cash or otherwise.

April 14, 2003
Page 2


         4. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, GenVec shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

         5. This Agreement shall terminate upon the earlier to occur of the consummation of the Merger or the termination of the Reorganization Agreement.

         Unless otherwise defined, capitalized terms used in this Agreement shall have the meanings ascribed to such terms in the Reorganization Agreement.

April 14, 2003
Page 3



         IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

                                       Very truly yours,



                                       By: S/ Jeffrey Steinberg
                                           -------------------------------------
                                       Name: Jeffrey Steinberg
                                       Title: Administrative Partner of
                                       HealthCare Partners IV, L.P.
                                       The General Partner of
                                       HealthCare Ventures, IV, L.P.

Accepted this 15th day
of April, 2003

GENVEC, INC.


By: /S Paul H. Fischer
    -------------------------
Name: Paul H. Fischer
Title: Chief Executive Officer